

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

Robert Brown
Chief Executive Officer
Brickell Biotech, Inc.
5777 Central Avenue, Suite 102
Boulder, CO 80301

  Re: Brickell Biotech, Inc.
    Registration Statement on Form S-3
    Filed March 9, 2021
    File No. 333-254037

Dear Mr. Brown:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jason Drory at 202-551-8342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Jonathan R. Zimmerman, Esq.